[Letterhead of Faegre & Benson LLP]

January 19, 2006

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission Mail Stop 7010 100 F Street, N.E. Washington, DC 20549-7010
Attention:	Matt Franker Staff Attorney
	Re:	Crocs, Inc. Amendment No. 4 to Registration Statement on Form S-1 File No. 333-127526

Ladies and Gentlemen:

        On behalf of our client, Crocs, Inc., (the "Company"), we are pleased to submit this response to the comments of the Staff, as set forth in a letter dated January 13, 2006 to Ronald R. Snyder, Chief Executive Officer of the Company, on the registration statement referenced above (the "Registration Statement"), including the prospectus contained therein (the "Prospectus"). This letter should be read in conjunction with the accompanying Amendment No. 4 to the Registration Statement ("Amendment No. 4") which was filed by the Company on the date hereof with the Commission. This letter also serves to file via electronic transmission a copy of Amendment No. 4 pursuant to Rule 101(a)(2)(i) of Regulation S-T. This letter contains the responses to the Staff's comments. Please note that, in addition to responding to the Staff's comments, Amendment No. 4 includes certain other minor changes.

        For convenience, each of the Staff's consecutively numbered comments is set forth herein, followed by the Company's response (in bold). In this letter, all page references have been updated to refer to the page numbers in Amendment No. 4.

        To assist the Staff in reviewing Amendment No. 4, we are delivering by overnight mail to Mr. Franker two copies of this letter and four bound copies of Amendment No. 4. Two of the copies of Amendment No. 4 have been marked to show changes from Amendment No. 3 to the Registration Statement, as filed with the Commission on January 9, 2006.

Summary, page 1

        1.     Comment: Please include in a recent developments section a discussion of your preliminary results for the year ended December 31, 2005. This discussion should include any material events, transactions, and trends. If unaudited results are unavailable, please disclose that fact and explain why.

  Response: The Company has included a Recent Developments section on page 3 of the Prospectus.

Principal and Selling Stockholders, page 82

        2.     Comment: We note your response to comment 4 of our letter dated October 25, 2005. When filing the amendment containing the prospectus you intend to circulate, please provide a representation stating your full response to comments 23 and 24 of our letter dated September 9, 2005, as well as that such amendment contains all selling shareholder information required by Item 507 of Regulation S-K.

  Response: The Company confirms that it has disclosed on page 99 the identity of each selling stockholder known to the Company, after due inquiry, to be affiliated with a broker-dealer. The disclosure on page 99 states that the selling stockholders affiliated with a broker-dealer acquired the shares offered in this offering in the ordinary course of their business or received them as gifts, and that at the time of the purchase of the shares to be sold in this offering, such selling stockholders had no agreements or understandings, directly or indirectly, with any person to distribute the shares. The Company represents that Amendment No. 4 contains all selling shareholder information required by Item 507 of Regulation S-K.

Financial Statements
Note 15. Equity
Equity-Based Compensation, page F-34

        3.     Comment: Please disclose in a footnote the total amount of deferred stock-based compensation as of September 30, 2005. Also, disclose the dollar impact that its amortization is expected to have on the fourth quarter of 2005, the 2006 fiscal year, the 2007 fiscal year, and remaining periods thereafter. Please also prominently discuss in your MD&A with similar quantification this expected future impact on your results of operations.

  Response: The Company has included the requested disclosure in the Overview subsection of Management's Discussion and Analysis of Financial Condition and Results of Operatings on page 43 of the Prospectus, as also included the disclosure in Note 15 on page F-34.

Exhibits

        4.     Comment: We note that you plan to file a number of agreements, including the underwriting agreement and legal opinion, by amendment. Please note that we will review these agreements when they are filed and may have comment [sic]. Please take our review and possible comments into account for your planning purposes with respect to acceleration of the registration statement.

  Response: The Company has included the underwriting agreement for the proposed offering as Exhibit 1.1 to Amendment No. 4, and the legal opinion required by Item 601(b)(5) as Exhibit 5.1 to Amendment No. 4. The Company understands that you may have comments on these exhibits.

        If we can facilitate the Staff's review of Amendment No. 4, or if the Staff has any questions on any of the information set forth herein, please telephone me at (303) 607-3649, Nate Ford at (303) 607-3662, or Mike McGawn at (303) 607-3664. Any of us may also be reached toll-free at (800) 525-2086. Our fax number is (303) 607-3600. Thank you again for your time and consideration.

Very truly yours,
FAEGRE & BENSON LLP
By:	/s/ JEFFREY A. SHERMAN Jeffrey A. Sherman
cc:
Ronald R. Snyder, Crocs, Inc.
Caryn D. Ellison, Crocs, Inc.
R. Gregory Spiers, Deloitte & Touche LLP
Securities and Exchange Commission, Document Control